SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  May ,  2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   May 28, 2004                         By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                             MARCH 31, 2004 and 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the three months ended March 31, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                    MARCH 31,      DECEMBER 31,
                                                      2004             2003
                                                        $                $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                            8,011,062        4,454,241
Amounts receivable and prepaids                        355,263          176,030
Marketable securities (Note 3)                         789,445          543,460
                                                  ------------     ------------
                                                     9,155,770        5,173,731

EQUIPMENT AND LEASEHOLD IMPROVEMENTS  (Note 4)         111,073           40,472

MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)       8,289,560        6,883,641
                                                  ------------     ------------
                                                    17,556,403       12,097,844
                                                  ============     ============

                              L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued liabilities               919,648          426,494
                                                  ------------     ------------


                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                              33,017,115       27,707,597

CONTRIBUTED SURPLUS                                  3,373,726        1,541,116

DEFICIT                                            (19,754,086)     (17,577,363)
                                                  ------------     ------------
                                                    16,636,755       11,671,350
                                                  ------------     ------------
                                                    17,556,403       12,097,844
                                                  ============     ============


APPROVED BY THE BOARD OF DIRECTORS


/s/ JOSEPH GROSSO  , Director
-----------------------------
/s/ ART LANG       , Director
-----------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                  -----------------------------
                                                      2004             2003
                                                        $                $
EXPENSES

Administrative and management services                  66,880           59,250
Bank charges and interest                                5,506            3,277
Corporate development and investor relations            89,811           73,142
Depreciation                                             4,310            5,546
General exploration                                     38,276           58,224
Office and sundry                                       17,479            7,975
Printing                                                16,461            7,036
Professional fees                                      152,138           27,944
Rent, parking and storage                               21,843           18,362
Salaries and employee benefits                         129,706           50,444
Stock based compensation (Note 6)                    1,871,360                -
Telephone and utilities                                  9,506           10,424
Transfer agent and regulatory fees                      13,597            4,538
Travel and accommodation                                31,162           10,995
Cost recoveries                                        (21,315)          (6,000)
                                                  ------------     ------------
                                                     2,446,720          331,157
                                                  ------------     ------------
LOSS BEFORE OTHER ITEMS                             (2,446,720)        (331,157)
                                                  ------------     ------------
OTHER ITEMS

Gain on disposition of marketable securities            75,479                -
Foreign exchange                                        74,469           17,349
Gain on disposition of mineral property
     and deferred costs                                299,369                -
Interest and other income                               20,680            4,776
Reorganization costs (Note 12(a))                     (200,000)               -
                                                  ------------     ------------
                                                       269,997           22,125
                                                  ------------     ------------
LOSS FOR THE PERIOD                                 (2,176,723)        (309,032)

DEFICIT - BEGINNING OF PERIOD                      (17,577,363)     (14,158,945)
                                                  ------------     ------------
DEFICIT - END OF PERIOD                            (19,754,086)     (14,467,977)
                                                  ============     ============

BASIC AND DILUTED LOSS
     PER COMMON SHARE                                   $(0.06)          $(0.01)
                                                  ============     ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      37,552,110       27,158,205
                                                  ============     ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                        THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                   -----------------------------
                                                                       2004             2003
                                                                         $                $


OPERATING ACTIVITIES

Loss for the period                                                  (2,176,723)        (309,032)
Items not involving cash
     Depreciation                                                         4,310            5,546
     Stock based compensation                                         1,871,360                -
     Gain on disposition of mineral properties and deferred costs      (299,369)               -
     Gain on disposition of marketable securities                       (75,479)               -
                                                                   ------------     ------------
                                                                       (675,901)        (303,486)
     (Increase) in amounts receivable and prepaids                     (179,233)         (82,183)
     Increase in accounts payable and accrued liabilities               493,154           33,773
                                                                       (361,980)        (351,896)
                                                                   ------------     ------------
INVESTING ACTIVITIES

Proceeds on disposition of marketable securities                        156,494                -
Expenditures on  mineral properties and deferred costs               (1,433,551)        (612,144)
Purchase of equipment and leasehold improvements                        (74,911)          (1,954)
                                                                   ------------     ------------
                                                                     (1,351,968)        (614,098)
                                                                   ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                             5,682,006        1,129,308
Share issue costs                                                      (411,237)               -
                                                                   ------------     ------------
                                                                      5,270,769        1,129,308
                                                                   ------------     ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                 3,556,821          163,314

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                       4,454,241        1,436,124
                                                                   ------------     ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                             8,011,062        1,599,438
                                                                   ============     ============
CASH AND CASH EQUIVALENTS COMPRISED OF:
     Cash                                                             5,211,062          794,569
     Term deposits                                                    2,800,000          804,869
                                                                   ------------     ------------
                                                                      8,011,062        1,599,438
                                                                   ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
         CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED COSTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                    ARGENTINA                                   PERU       TOTAL
                                     ----------------------------------------------------------------------  ----------  ----------
                                        LIRIO                  RIO DE                LAGUNA DE                  RIO
                                        GROUP      NAVIDAD   LAS TAGUAS   EVELINA    LOS TOROS     OTHER     TABACONAS
                                          $           $           $          $           $           $           $            $


Balance, beginning of period          1,327,315   1,002,211     545,063     391,302     140,867     312,329   3,164,554   6,883,641
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Expenditures during the period
    Assays                                    -     132,553           -         851         851           -           -     134,255
    Contractors - access                      -      20,257           -           -           -           -           -      20,257
    Contractors - surveying                   -      26,471           -           -           -           -           -      26,471
    Contractors - environmental               -      26,431           -           -           -           -      29,772      56,203
    Drilling                                  -     652,980           -           -           -           -           -     652,980
    Field supplies                            -           -           -           -           -           -       2,317       2,317
    Field workers                             -           -           -           -           -           -       1,839       1,839
    Geological                                -     165,049           -           -           -           -           -     165,049
    Geological supplies                       -      38,513           -           -           -           -           -      38,513
    Geochemistry                              -      31,641           -           -           -           -           -      31,641
    Geophysics                                -      29,456           -           -           -           -           -      29,456
    Option payments                           -           -           -           -           -           -       7,084       7,084
    Travel                                    -       2,858           -           -           -           -       1,488       4,346
    Office                                    -      17,586           -           -           -           -           -      17,586
    Other                                   788           -         788           -           -      14,998      13,046      29,620
    Vehicles                                  -      26,325           -           -           -           -       1,431      27,756
    Foreign value added tax                   -           -           -           -           -     160,057         489     160,546
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                            788   1,170,120         788         851         851     175,055      57,466   1,405,919
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance, end of period                1,328,103   2,172,331     545,851     392,153     141,718     487,384   3,222,020   8,289,560
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         The Company considers that it has adequate resources to maintain its core operations for the next year.

         See also Note 12.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MARKETABLE SECURITIES



                                                          MARCH 31, 2004              DECEMBER 31, 2003
                                                    ---------------------------   ---------------------------
                                                                      QUOTED                        QUOTED
                                                      RECORDED        MARKET        RECORDED        MARKET
                                                       VALUE          VALUE          VALUE          VALUE
                                                         $              $              $              $


         Ballad Gold & Silver Ltd.
           - 470,000 common shares                       235,000        206,800        250,000        325,000
         Amera Resources Corporation ("Amera")
           - 453,300 common shares                       203,985        453,300        270,000        546,000
         Tinka Resources Limited
           - 300,000 common shares                       147,000        141,000              -              -
         Consolidated Pacific Bay Minerals Ltd.
           - 900,000 common shares                       180,000        180,000              -              -
         Other                                            23,460        154,051         23,460        161,546
                                                    ------------   ------------   ------------   ------------
                                                         789,445      1,135,151        543,460      1,032,546
                                                    ============   ============   ============   ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                      MARCH 31,    DECEMBER 31,
                                                        2004           2003
                                                          $              $

         Office equipment and computers                  252,229        206,352
         Leasehold improvements                           91,846         62,812
                                                    ------------   ------------
                                                         344,075        269,164
         Less accumulated depreciation                  (233,002)      (228,692)
                                                    ------------   ------------
                                                         111,073         40,472
                                                    ============   ============

5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                                  MARCH 31, 2004
                                                    ------------------------------------------
                                                                     DEFERRED
                                                    ACQUISITION    EXPLORATION
                                                        COSTS          COSTS         TOTAL
                                                          $              $              $

         Argentina
             Navidad                                           -      2,172,331      2,172,331
             Lirio Group                                 221,020      1,107,083      1,328,103
             Rio de las Taguas                           133,262        412,589        545,851
             Evelina                                           -        392,153        392,153
             Laguna de los Toros                               -        141,718        141,718
             Other                                        11,639        475,745        487,384
                                                    ------------   ------------   ------------
                                                         365,921      4,701,619      5,067,540
         Peru
             Rio Tabaconas                               748,377      2,473,643      3,222,020
                                                    ------------   ------------   ------------
                                                       1,114,298      7,175,262      8,289,560
                                                    ============   ============   ============


                                                                  DECEMBER 31, 2003
                                                    ------------------------------------------
                                                                     DEFERRED
                                                    ACQUISITION    EXPLORATION
                                                        COSTS          COSTS         TOTAL
                                                          $              $              $

         Argentina
             Navidad                                           -      1,002,211      1,002,211
             Lirio Group                                 221,020      1,106,295      1,327,315
             Rio de las Taguas                           133,262        411,801        545,063
             Evelina                                           -        391,302        391,302
             Laguna de los Toros                               -        140,867        140,867
             Other                                        11,639        300,690        312,329
                                                    ------------   ------------   ------------
                                                         365,921      3,353,166      3,719,087
         Peru
             Rio Tabaconas                               741,293      2,423,261      3,164,554
                                                    ------------   ------------   ------------
                                                       1,107,214      5,812,132      6,883,641
                                                    ============   ============   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina.

                  As of March 31, 2004, the Company must make further payments with respect to option agreements on the Lirio Group of properties, totalling US $240,000, as follows:

                        YEAR                             US $

                        2004                              70,000
                        2005                             170,000
                                                    ------------
                                                         240,000
                                                    ============

                  The Company has also agreed to pay net smelter return royalties ("NSR") of up to US $7,000,000 once commercial production is achieved on the Lirio Group of properties.

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                  Under the terms of the option agreement, the Company has paid US $185,000 and was required to make total payments of US $1,340,000. On June 28, 2002, the Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement. Accordingly, the Company and the optionor have deferred payment of the remaining US $1,155,000 option payments until the force majeure is discontinued. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period.

         (c) During fiscal 2003, the Company entered into agreements with Amera, a publicly-traded company with common management and directors, whereby the Company:

                  (i) optioned its Mogote Property in the NW San Juan Region of Argentina. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US $1.25 million of expenditures, including work programs and underlying option payments, all over a five year period ending July 1, 2007. Amera has also agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote Property. As at March 31, 2004, Amera has reimbursed the Company $192,952, and $4,902 remained outstanding and is included in amounts receivable. The Company has also received 100,000 shares of Amera at a fair value of $45,000.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                           On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 shares of Amera (issued) and conducting an additional US $3 million of exploration expenditures over a three year period ending May 20, 2007.

                  (ii) sold a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera for a recorded amount of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

         (d) The Company has signed and will continue to sign joint venture agreements for certain of its non-core properties with other junior exploration companies. The Company normally receives shares in these companies as compensation along with their commitments for exploration expenditures. The issue of these marketable securities is subject to TSX Venture Exchange ("TSXV") approval. The intent is to sell these securities to maximize return to the Company.


6.       SHARE CAPITAL

         Authorized:       100,000,000 common shares without par value
                           100,000,000 preferred shares without par value


         Issued:                                           MARCH 31, 2004              DECEMBER 31, 2003
                                                    ---------------------------   ---------------------------
                                                       SHARES          AMOUNT        SHARES         AMOUNT
                                                                          $                            $

         Balance, beginning of period                 36,381,452     27,707,597     26,550,606     21,354,823
                                                    ------------   ------------   ------------   ------------
         Issued during the period for:
              Private placements                       1,500,000      4,650,000      2,900,000      2,610,000
              Exercise of warrants                       982,240        955,556      4,969,066        895,859
              Exercise of options                        101,250        111,600      1,855,850      4,940,428
              Exercise of agent's option                   4,000          3,600        105,930         95,337
         Less:  Share issue costs                              -       (411,238)             -       (118,850)
                                                    ------------   ------------   ------------   ------------
                                                       2,587,490      5,309,518      9,830,846      6,352,774
                                                    ------------   ------------   ------------   ------------
         Balance, end of period                       38,968,942     33,017,115     36,381,452     27,707,597
                                                    ============   ============   ============   ============

         (a) During the three months ended March 31, 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,307,500, net of $279,000 agent's commission and $63,500 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued an option to the agent to acquire 200,000 units at $3.25 per unit on or before February 23, 2005. Each unit will consist of one common share and one-half non-transferable share purchase warrant, exercisable on the same terms and basis as the private placement.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6. SHARE CAPITAL (continued)

         (b)      Stock Options

                  During the three months ended March 31, 2004, the Company granted 1,462,000 stock options to its employees, directors and consultants.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:


                        Risk-free interest rate                   2.38%
                        Estimated volatility                        77%
                        Expected life                         2.5 years
                        Expected dividend yield                      0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $1.28 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at March 31, 2004, and the changes for the three months ended March 31, 2004, is presented below:

                                                       OPTIONS       WEIGHTED
                                                     OUTSTANDING     AVERAGE
                                                         AND         EXERCISE
                                                     EXERCISABLE      PRICE
                                                                        $

                  Balance, beginning of period         2,528,150       1.32
                  Granted                              1,462,000       3.10
                  Exercised                             (101,250)      0.72
                                                    ------------
                  Balance, end of period               3,888,900       1.55
                                                    ============


                  Stock options outstanding and exercisable at March 31, 2004, are as follows:

                     NUMBER           EXERCISE PRICE         EXPIRY DATE
                                           $

                    237,900               0.40               July 19, 2006
                    159,000               0.50               May 2, 2007
                    195,000               0.50               September 23, 2007
                    145,000               0.84               March 7, 2008
                    300,000               0.90               May 30, 2008
                  1,390,000               1.87               August 27, 2008
                  1,462,000               3.10               March 24, 2009
                  ---------
                  3,888,900
                  =========

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2004, and the changes for the three months ended March 31, 2004, is as follows:

                                                              NUMBER

                  Balance, beginning of period               6,042,448
                  Issued                                       752,000
                  Exercised                                   (982,240)
                                                             ---------
                  Balance, end of period                     5,812,208
                                                             =========

                  Common shares reserved pursuant to warrants outstanding at March 31, 2004 are as follows:


                     NUMBER           EXERCISE PRICE         EXPIRY DATE
                                           $

                  1,357,222               0.60               May 23, 2004
                    746,471               0.60               September 27, 2004
                  1,049,322               0.75               September 15, 2004
                  1,168,667               0.90               March 16, 2005
                    100,000               0.75               April 19, 2005
                    642,526               1.10               April 28, 2004
                    750,000               3.70               February 23, 2005
                  ---------
                  5,812,208
                  =========

         (d) Pursuant to a 2,900,000 unit brokered private placement financing conducted during fiscal 2003, the Company granted an option to the agent to acquire 195,750 units at $0.90 per unit. Each unit will consist of one common share and one-half non-transferable common share purchase warrant. One whole warrant will entitle the agent to purchase a common share for the exercise price of $1.10 per share, on or before April 28, 2004. During the three months ended March 31, 2004, the agent exercised options to purchase 4,000 units and, as of March 31, 2004, options to purchase 85,820 units remained outstanding.

         (e) Pursuant to a 1,500,000 unit brokered private placement financing conducted during fiscal 2004, the Company granted an option to the agent to acquire 200,000 units at $3.25 per unit. Each unit will consist of one common share and one-half non-transferable common share purchase warrant. One whole warrant will entitle the agent to purchase a common share for the exercise price of $3.70 per share, on or before February 23, 2005. During the three months ended March 31, 2004, the agent's option remained unexercised.

         (f)      See also Note 12.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended March 31, 2004, the Company was charged $140,358 by companies controlled by directors and officers of the Company, for accounting, management, and consulting services provided. As at March 31, 2004, $6,634 remains outstanding and has been included in accounts payable and accrued liabilities.

         (b) The Company has an agreement with a private corporation controlled by the President of the Company for the rental of office premises. During the three months ended March 31, 2004, the Company paid $16,597 for rent.

         (c)      During the three  months  ended  March 31,  2004,  the Company recorded $4,836 for reimbursement of expenditures and disbursements incurred on behalf of the Company by the President of the Company. As at March 31, 2004, $1,347 remains outstanding and has been included in accounts payable and accrued liabilities.

         (d) The Company shares its office facilities with Amera. During the three months ended March 31, 2004, the Company received $21,315 from Amera for shared rent and administration costs.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on March 31, 2004, the amount under the agreement would be $936,000.

         (f) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2004.

         The Company's total assets are segmented geographically as follows:

                                                                         MARCH 31, 2004
                                                    ---------------------------------------------------------
                                                     CORPORATE       ARGENTINA        PERU          TOTAL
                                                         $               $              $             $

         Current assets                                8,926,227        207,752         21,791      9,155,770
         Equipment and leasehold improvements             99,755          7,032          4,286        111,073
         Mineral properties and deferred costs                 -      5,067,540      3,222,020      8,289,560
                                                    ------------   ------------   ------------   ------------
                                                       9,025,982      5,282,324      3,248,097     17,556,403
                                                    =============  ============   ============   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       SEGMENTED INFORMATION (continued)


                                                                        DECEMBER 31, 2004
                                                    ---------------------------------------------------------
                                                     CORPORATE       ARGENTINA        PERU          TOTAL
                                                         $               $              $             $

         Current assets                                5,075,092         65,637         32,999      5,173,728
         Equipment and leasehold improvements             28,974          7,032          4,466         40,472
         Mineral properties and deferred costs                 -      3,719,087      3,164,554      6,883,641
                                                    ------------   ------------   ------------   ------------
                                                       5,104,066      3,791,756      3,202,019     12,097,844
                                                    ============   ============   ============   ============


10.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                      MARCH 31,      MARCH 31,
                                                        2004           2003
                                                          $              $
         Investing activities
              Proceeds on disposition
                  of mineral properties                  327,000              -
              Acquisition of marketable securities      (327,000)             -
                                                    ------------   ------------
                                                               -              -
                                                    ============   ============

         Financing activities
              Shares issued on exercise of options        38,750              -
              Contributed surplus                        (38,750)             -
                                                    ------------   ------------
                                                               -              -
                                                    ============   ============

         Other supplemental cash flow information:

                                                      MARCH 31,      MARCH 31,
                                                         2004          2003
                                                           $             $

         Interest paid in cash                                 -              -
                                                    ============   ============
         Income taxes paid in cash                             -              -
                                                    ============   ============


11.      LEGAL

         In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and the outcome is not determinable.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



12.      SUBSEQUENT EVENTS

         (a) On May 3, 2004, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into two separate public companies. Following the corporate restructuring the Company will continue to hold the Navidad project, while the newly created company will hold all other mineral property interests. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

         (b) Subsequent to March 31, 2004, the Company issued 2,146,434 common shares for $1,708,393 on the exercise of stock options and warrants.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE QUARTER ENDED MARCH 31, 2004


INTRODUCTION

The following management discussion and analysis and financial review should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements dated December 31, 2003 and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PROPOSED REORGANIZATION

On May 3, 2004 the Company announced a proposed corporate reorganization (the Reorganization). The effect of the Reorganization will be to transfer the Company's non-Navidad mineral properties to a separate company along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties. The Company will retain the Navidad mineral property and certain other mineral properties located in central Chubut Province and all other assets and liabilities, except for the assets to be transferred as previously listed. The shareholders of the Company would receive shares in the new company, Golden Arrow Resources Corporation (Golden Arrow), which would result in identical ownership by the shareholders before and after the Reorganization.

The Company is proposing this Reorganization as they are of the view that its present share price does not properly reflect the value of the Company's assets. Due to the attention which has been focused on the Navidad project, little market value is attributed to the Company's other mineral properties. The Reorganization will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, court and regulatory approvals. Details of the Reorganization have been sent to the shareholders and their approval for the Reorganization will be sought at the Company's June 24, 2004 annual general and special meeting.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in South America, principally in Argentina and Peru. The Company's strategy and primary corporate objective is to acquire properties for the purpose of mineral exploration and exploitation in known mining areas adjacent to, or in close proximity to, known major discoveries. These properties are expected to command higher acquisition, maintenance and vendor participation fees, where these higher fees are deemed reasonable to attempt to reduce the overall risks associated with mineral exploration. In the event the Company discovers mineralization capable of economic production, it intends to seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. The secondary corporate objective is to identify new frontiers through the evaluation of available historic and satellite data and acquire large parcels of land in undeveloped regions which considered to have the potential to host mineral deposits. There are no assurances that the Company's strategies will achieve the desired results and interests in properties may have been acquired at higher prices, due to the properties' proximities to other discoveries, and may have to write-off all or a portion of the value of such properties if they prove uneconomic. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues.

There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc., commenced an action against the Company seeking a constructive trust over the Navidad properties. The Company believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. At this date the outcome is not determinable. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

PRINCIPAL PROPERTIES

Navidad

On February 3, 2003 the Company announced the discovery of high-grade silver-lead deposit at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut, Argentina. The Phase I drilling program was completed in late March 2004 and the next phase of the program is scheduled to commence in late May. The cost of Phase I in the quarter ended March 31, 2004 was $1,500,000. The budget for Phase II, which will be completed between May and September, 2004, is $2,100,000.

The Company announced results of a resource calculation on May 25, 2004. Snowden Mining Consultants Inc. has completed a resource estimation at Galena Hill, the first systematically drilled target on the Navidad property which includes Indicated Resource of 207 million ounces of silver and 1.1 million tonnes of lead at a 50 g/t silver equivalent cut-off grade including: 117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade and Inferred Resource of 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade. This includes only the Galena Hill deposit and portions of the adjacent Connector zone and does not include known and interpreted mineralization in other areas of the property which are the primary focus of the Phase II drilling program.

Chubut (Patagonia)

The Company has 18 exploration properties in Chubut Province in addition to Navidad, five of which are currently the subject of joint-venture agreements. The Company finalized terms for a farm out of the Sierra 2 property to Cloudbreak Resources Ltd. (Cloudbreak) on February 5, 2004. Cloudbreak can earn an initial 50% interest in the property by issuing 500,000 shares upon TSX -V acceptance and an additional 350,000 shares on February 1, 2005; incurring exploration expenditures on the property (1) US$150,000 in year one (2) US$350,000 in year two (3) US$500,000 in year three for a total of US$1,000,000. Cloudbreak can increase their interest to 75% by making additional expenditures of US$1,000,000 in year four and US$1,500,000 in year 5. The Company has a budget of $350,000 for planned work on the Laguna de los Toros property.

Valle de Cura

The Company has eight exploration properties in the Valle de Cura region. The Company received notification in December 2003 that Barrick Gold Corp would not be exercising its option to earn an interest in the Rio de las Taguas or Porterillos properties and is continuing to evaluate potential partners to advance theses drill ready projects and the other, more early-stage, exploration properties in the area.

Northwest San Juan

The Company has three exploration properties in the northwestern corner of San Juan Province. The Company negotiated an amendment to the joint venture agreement with Amera Resources Corporation (Amera) whereby Amera can earn an additional 24% interest (up to a 75%) in the Mogote property. To earn this additional participation Amera must issue an additional 300,000 shares and complete total work expenditures of US$3,00,000 over three years, with a minimum of US$1,000,000 by May 30, 2005. There are no current plans for work on the other two properties in this area.

Gualcamayo

The Company has three exploration properties in the Gualcamayo area of San Juan in addition to retaining a NSR on the Quebrada del Diablo deposit (1.2 million ounces of gold @~1.1 g/t Au) held by Viceroy Exploration Ltd.. Evaluation of the properties is ongoing and joint venture opportunities are continuing to be investigated however, there are no current plans for significant work on the properties in this area.

Rio Tabaconas (Peru)

The Company had previously declared force majeure, as allowed under the property option agreement, on the property payments for this project. There have been no recent developments concerning this project.

SUMMARY OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2004

The Company reported a consolidated loss of $2,176,723 ($0.06 per share) in the current period, an increase of $1,867,691 from the loss of $309,032 ($0.01 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $2,115,563 can be attributed to operating expenses while other items resulted in gains and income which improved by $247,872.


RESULTS OF OPERATIONS

CORPORATE COSTS AND OTHER INCOME

The Company's operating expenses for the three months ended March 31, 2004 were $2,446,720 an increase of $2,115,563 from the comparable 2003 period. A significant portion of the increase for 2004 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. In the three months ended March 31, 2004 the Company recorded a non-cash expense of $1,871,360. During 2003 the Company disclosed a pro-forma charge of $113,985 for stock options granted to its employees and directors. Had the Company applied retroactive treatment it would have recorded this amount as an expense in the first quarter of 2003. Other increases in the operating expenses can be attributed to the Company's increase in staff and activities driven by Navidad. The Company has added staff and new office space and has incurred additional operating expenses as a result of this increase in activity. Administrative and management services increased $7,630, corporate development and investor relations increased $16,669, office expense increased $9,504, printing costs increased $9,425, transfer agent and regulatory fees increased $9,059, travel increased $20,167. The increase in salaries of $79,262 includes a retiring allowance for the Company's former CFO, William Lee. The increase of $124,194 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action. General exploration decreased $19,948 as more of these expenditures have been capitalized to the Navidad property's deferred costs. Cost recoveries from Amera increased $15,315.

During 2004 the Company recorded a gain of $75,479 on the disposal of marketable securities and a gain of $299,369 from the farm out of interests in its mineral properties. In the March 31, 2003 period no gains were realized. In the March 31, 2004 period the Company realized some gains as a result of trading in its portfolio of marketable securities. Marketable securities are received by the Company as a result of the joint venturing of certain of its non-core properties. The Company's intent is to sell these securities to maximize return to the Company, not to trade its holdings. Interest and other income increased $15,904 primarily as a result of an increase of funds on deposit. The Company also recorded an increase in foreign exchange of $57,120 in this period. Cost of $200,000 for fees and expenses related to the proposed Reorganization have been recognized in this period.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian generally accepted accounting principles.


                                                              Year Ended December 31
                                                                    (Audited)
                                                    ------------------------------------------
                                                        2003           2002           2001
                                                    ------------   ------------   ------------

INCOME STATEMENT DATA

Total Revenue                                                Nil            Nil            Nil
Income (loss) from Continuing Operations              (3,418,418)    (1,440,106)      (881,875)
General and Administrative Expenses                    3,164,216      1,458,276        945,685
Net Income (Loss)                                     (3,418,418)    (1,440,106)      (881,875)
Net Income (Loss) per Common Share basic and diluted      $(0.11)        $(0.06)        $(0.06)



SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the unaudited consolidated interim financial statements of the Company. The information has been prepared in accordance with Canadian generally accepted accounting principles.


                                                                  Quarter Ended - Unaudited
                                                    ---------------------------------------------------------
                                                       June 30,      Sept. 30,      Dec. 31,       March 31,
                                                        2003           2003           2003           2004
                                                    ------------   ------------   ------------   ------------


Revenues                                                     Nil            Nil            Nil            Nil
Net income (loss) before income taxes                   (407,386)      (563,502)    (2,138,489)    (2,176,723)
Net income (loss)                                       (407,386)      (563,502)    (2,138,498)    (2,176,723)
Earnings (loss) per share                                  (0.01)         (0.02)         (0.07)          (.06)
Fully diluted earnings (loss) per share                    (0.01)         (0.02)         (0.07)          (.06)



                                                                  Quarter Ended - Unaudited
                                                    ---------------------------------------------------------
                                                       June 30,      Sept. 30,      Dec. 31,       March 31,
                                                        2002           2002           2002           2003
                                                    ------------   ------------   ------------   ------------


Revenues                                                     Nil            Nil            Nil            Nil
Net income (loss) before income taxes                   (436,351)      (284,128)      (486,948)      (309,032)
Net income (loss)                                       (436,351)      (284,128)      (486,948)      (309,032)
Earnings (loss) per share                                  (0.02)         (0.01)         (0.02)         (0.01)
Fully diluted earnings (loss)per share                     (0.02)         (0.01)         (0.02)         (0.01)


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2004 was $8,011,062 compared to $4,454,241 at December 31, 2003. The increase in cash is primarily due to the issue of common shares. In February 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763 net of costs of $411,237. In addition the Company has received $1,032,006 from the exercise of warrants and options to March 31, 2004. Subsequent to March 31, 2004 the Company has received a further $1,700,000 from the exercise of stock options and warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase II budget for the Navidad project has been approved in the amount of $2,100,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

RELATED PARTY TRANSACTIONS

The directors provided services to the Company and were paid $140,358 for the three months ended March 31, 2004. Mr. W. Lee, the former CFO, was paid salary and retiring allowance of $68,769, Mr. N. Cacos, the Corporate Secretary, was paid fees of $5,225, Mr. Sean Hurd, director and investor relations manager, was paid fees of $7,200, Mr. Gerald Carlson, Chairman of the Board was paid fees of $13,800, $19,684 was paid to a company with which Mr. Tookie Angus, a director of the Company, is associated and Mr. J. Grosso, the President and CEO, was paid fees of $25,500. Note 7 to the March 31, 2004 interim consolidated financial statements and the December 31, 2003 consolidated financial statements discusses the material related party transactions.

OPERATING CASH FLOW

Cash outflow from operating activities in the first quarter of 2004 was $361,980 compared to cash outflow in the first quarter of 2003 of $351,896.

FINANCING ACTIVITIES

In the first quarter of 2004 the Company received $5,682,006 from the sale of common shares, less costs of $411,237 compared to $1,129,308, less costs of nil, in the first quarter of 2003.

INVESTING ACTIVITIES

Investing activities required cash of $1,351,968 in the first quarter of 2004 (2003 - $614,098), these investing activities were for additions of $1,433,351 (2003 - $612,144) primarily to the Navidad; $74,911 for equipment and leasehold improvements (2003 - $1,954) less proceeds from the disposal of marketable securities of $156,494 (2003 - nil).

CONTRACTUAL COMMITMENTS

The Company has lease commitments for office premises that require payments of $61,000 and $26,500 annually. The Company also has commitments for payments on its mineral properties. These are explained in Note 5 to the December 31, 2003 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. No write offs were required in the current quarter.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. For a more complete discussion of these risks and others reference should be made to the Company's Management Proxy Circular of May 14, 2004.

INVESTOR RELATIONS

The Company currently does not engage the services of outside investor relations consultants. Mr. Sean Hurd, a director, is the Company's Investor Relations Manager and coordinates investor relations activities.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, JOSEPH GROSSO, CHIEF EXECUTIVE OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 28, 2004



         /s/ Joseph Grosso
         -----------------------
         Joseph Grosso
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, ART LANG, CHIEF FINANCIAL OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 28, 2004


         /s/ Art Lang
         -----------------------
         Art Lang
         Chief Financial Officer